Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

The following is a transcript of a CBOT TV interview with William Brodsky that was posted on the Chicago Board Options Exchange, Incorporated website on April 13, 2007.

ANGELA MILES:  Hello everybody I’m Angela Miles.  Thanks so much for joining us on the News and Events channel.  Coming up a special conversation with William Brodsky.  He is the man in charge of it all.  I’ll be right back.

Well it’s been a big year here at the Chicago Board Options Exchange and let’s brings in the man who’s behind it all.  He’s William Brodsky and it is a pleasure to have you on the show today.  Thanks for your time.

WILLIAM BRODSKY:  Nice to be here Angie.

MILES:  I know you are extremely busy but let’s talk about what’s happening here.

BRODSKY:  Sure.

MILES:  At the Options Exchange, it’s been a busy busy year.  Let’s talk about your volume.  How is it looking this year.

BRODSKY:  Oh we’re having a great year.  We had a record year in 06.  We were up 45% over the year before and we’re breaking new records this year.

MILES:  Incredible and interesting to note the markets have been in a wild ride this year and it seems like everybody’s getting interested in becoming more interested and the options are you seeing that translate in to business here.

BRODSKY:  Well of course.  First of all people who understand options know that volatility drives options prices and we’ve actually seen some real volatility this year which obviously for our business is good but there’s another thing going on and that is that people are understanding options much more.  It’s becoming a much more mainstream instrument.  So even though we’re experiencing some volatility that we hadn’t always experienced in the recent past, the bottom line is we’re getting new customers in who understand that options can help moderate the volatility in one’s portfolio and sometimes enhance income at the same time.

MILES:  It’s all about managing that risk these days.

BRODSKY:  Right.

MILES:  Nobody wants to lose too much.  Everybody wants to win.  Let’s talk about what’s happening with the leadership in this sector because clearly CBOE is a strong leader in the Options industry.  How do you stay No. 1?

BRODSKY:  Well it is always a challenge when you have six other exchanges competing and chasing after your feet all the time.  We’ve done it through combination of things.  Technology, our technology is second to none.  New products.  We’re very excited with the new product we have in fact our most successful new product is options on the VIX, which is a volatility product.  It’s probably the most successful new option product in the history of the option business.  So we’re very excited about that.  And we also have other new products we’re working on.  But most important we’re doing what customers need us to do in existing products as well as bring out new products.

MILES:  Are the big products definitely the buy-right?  That was a new index.

BRODSKY:  Well the buy right index is really a benchmark.  A buy right index the way we structured it in various products but the most significant is — the people who buy the S&P 500 index and they can do it through an index fund or an ETF and then sell calls on the index.  A buy right index gives them a benchmark to say how their doing and it’s been so successful there’s been some major investment firms and fund companies who actually now offer a buy right index as a product.  So not only do we offer people something that they can either for themselves or do through an intermediary, but what we’ve been able do to here is if the nature of the product is that people have to use our markets on a monthly basis to roll a position forward to make the strategy work.

MILES:  How do you do it?  How do you manage your business to make sure you’re ahead of the curve and you can come out with these new kinds of products?  It takes a lot of innovation to do this.

BRODSKY:  Well we have very good people.  I mean the truth is it’s like any business if you have people that are dedicated and knowledgeable about the business, and they work hard.  You don’t beat them up too hard.  Their going to come up with some very good things, and a lot of things that we come up with, quite frankly, you know eminate from within the organization.  We work it out with the traders because the traders are the one’s who actually have to say yeah I could use this right or I won’t use this.  We talk to firms that have retail customers and the combination of this input gives us the ability to come out with a new product.

MILES:  Alright, I don’t want you to give away too many secrets.  So we’re going to take a break here and when I come back we’re going to talk about the CBOE going for profit.  It’s a big topic.  We’ll be right back.

MILES:  So the industry is all a buzz.  What’s next for the CBOE?  When will this big organization go for profit?  Let’s get the answer from Bill Brodsky and we’re chatting about this.  Everybody’s talking about it on the floor.  What’s ahead for the CBOE?  When does this happen?

BRODSKY:  Well, first of all the concept for profit is really part of a 3-step process that most traditional exchanges have gone through as they’ve gone from a membership organization to a publicly owned company.  The first step is to go for profit, and we started that process in 2006, we’re fully engaged in 2007, and what we’re trying to do now is demutualize, which means turning in seats which people have had on exchanges for years for shares.  We’re working very actively.  We filed with the SEC in February to do that and that’s our top priority for this year.

MILES:  As a CEO you have to be paying attention to what the other guys are doing?

BRODSKY:  Well exchanges are unique institutions and one of the things that exchanges have that a lot of other businesses don’t have is a tremendous amount of operating leverage, which means if we are averaging, for example, 2,700,000 contracts a day and we have a big day as we did in February where we did 6 million-plus contracts, the volume between the 2,700,000 and the 6,700,000 that we traded — almost all goes right to the bottom line.  And the investment world now understands that, so exchanges become very attractive if they can get to that point where they can have an IPO.  Although we haven’t made any decisions about that, clearly that’s one of our potential objectives.

MILES:  Definitely, I mean the Exchanges have actually been the big play in the last six months.  Everybody is jumping on board.  I mean they were so hot.

BRODSKY:  In fact, one of the things we came at with last year was an exchange-index.

MILES:  There you go.  Let’s talk about also managing your portfolio.  That was another big product to come out of the CBOE.

BRODSKY:  We actually pioneered, in our leadership role, the whole concept of portfolio margining which is a mammoth change from the way people have had their portfolio’s margined for decades and decades.  It will allow investors, whether they trade stocks and options or just stocks or just options, to have the portfolio margined as a whole entity rather than on a strategy basis.  And it will create a lot more flexibility for people who are sensitive to how much money they have invested in their portfolio.

MILES:  Alright, most definitely and I want to talk as well about seat prices, and I won’t put you on the hot seat about what’s next because clearly if you see the CBO become an IPO, you’ll see prices based on what we see with the other Exchanges go through the roof.  But already you’re seeing some record numbers with your seat prices.

BRODSKY:  Well, our seat prices have been very strong for two reasons.  One, the business is strong and we have a new class of people buying seats and that is people who are very sophisticated, who are not buying the seats as they used to in the past to trade.  But because they believe there’s inherent value in the institution, and I hope they’ll be right.

MILES:  Well thank you so much for setting down for a conversation with us.  I’m Angela Miles that’s a rap for me.  I’ll see you next time.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.